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                                                                    EXHIBIT 20.2

                                                     PRIVILEGED AND CONFIDENTIAL




                       [i2 Technologies, Inc. Letterhead]




                                                               January ___, 2002


Dear Stockholder:

                  The board of directors of i2 Technologies, Inc. has announced the adoption of a stockholder rights plan. This letter briefly describes the rights plan and explains the reasons for adopting it. Enclosed is a document entitled "Summary of Rights to Purchase Common Stock" which provides detailed information about the rights plan. We urge you to read it carefully.

                  The plan is intended to protect your interests as a stockholder in the event the company and our board are confronted with coercive or unfair takeover tactics. The plan contains provisions designed to safeguard your interests in the event of an unsolicited offer to acquire the company, whether through a gradual accumulation of shares in the open market, a partial or two-tiered tender offer that does not treat all stockholders equally, the acquisition in the open market or otherwise of shares constituting control without offering fair value to all stockholders, or other abusive takeover tactics that the board believes are not in your best interests. These tactics may unfairly pressure stockholders, squeezing them out of the full value of their investment without affording any real choice.

                  Many public companies, and approximately half the companies on the "Fortune 500" list and two-thirds of the companies on the "Fortune 200" list, have rights plans similar to the one we have adopted. We consider the rights plan to be very valuable in protecting both your right to retain your equity investment in us and the full value of that investment, while not foreclosing a fair acquisition bid for the company.

                  The board of directors was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. The board carefully considered these views and concluded that the arguments are speculative and do not justify leaving stockholders without the protection afforded by a rights plan. The board of directors believes that the rights plan represents a sound and reasonable means of addressing the complex issues of corporate policy.

                  The plan is not intended to prevent a sale or change in control of the company and will not do so. The mere declaration of the rights dividend is not intended to affect any prospective offeror willing to complete a strategic business acquisition or make an all cash offer at a full and fair price or to negotiate with the board of directors. The rights plan will not interfere with a



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merger or other business combination transaction approved by the board because the rights may be redeemed at the discretion of the board under those circumstances.

                  Prior to adopting the rights plan, the board was concerned that a person or company could acquire control of us without paying a fair premium for control or without offering a fair price to all stockholders, and that, if a competitor acquired control of the company, the competitor would have a conflict of interest with respect to us and could use any acquired influence over or control of us to the detriment of you and other stockholders. The board believes that such results would not be in the best interests of all stockholders.

                  Issuance of the rights does not in any way adversely affect our financial strength or interfere with our business plan. The issuance of the rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the company or to you, and will not change the way in which you can currently trade our shares. As explained in detail in the enclosed summary, the rights will only become exercisable upon the occurrence of specified triggering events. They are then intended to protect you against being deprived of your rights to share in the full measure of our long-term potential.

                  While the distribution of the rights will not be taxable to you or us, stockholders may in certain circumstances recognize taxable income if and when the rights become exercisable or if the rights should ever be redeemed.

                  Maximizing long-term stockholder value is the major goal of the board and management.

                                                  On behalf of the
                                                  Board of Directors



                                                  William M. Beecher,
                                                  Executive Vice President and
                                                  Chief Financial Officer